FORM 4



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                       Filed pursuant to Section 16(a) of
                         the Securities Exchange Act of
                           1934, Section 17(a) of the
                   Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

/_/ Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue.
See Instruction 1(b).


1.   Name and Address of Reporting Person*:

         Four Partners
         ------------------------------
         (LAST)        (FIRST)   (MIDDLE)

         c/o Thomas J. Tisch
         667 Madison Avenue
         -------------------------------------------
         (STREET)

         New York,       New York          10021
         ------------------------------------------
         (CITY)        (STATE)           (ZIP)


2. Issuer Name and Ticker or Trading Symbol:

         Gunther International, Ltd. (SORT)


3. IRS Identification Number of Reporting Person, if an entity (Voluntary):


4. Statement for Month/Year:

         10/1998


5.   If Amendment, Date of Original:

      (Month/Year)


6.   Relationship of Reporting Person(s) to Issuer:     (Check all applicable)

         _____  Director

         _____  Officer (give title below)

         __X__  10% Owner

         _____  Other (specify below)


7.   Individual or Joint/Group Filing (Check Applicable Line)

         __X__  Form filed by One Reporting Person

         _____  Form filed by More than One Reporting Person


                  Table I - Non-Derivative Securities Acquired,
                       Disposed of, or Beneficially Owned


1.   Title of Security:

      (Instr. 3)

         Common Stock, $0.001 par value ("Common Stock")

2.   Transaction Date:

      (Month/Day/Year


3.   Transaction Code:

      (Instr. 8)

      Code                 V


4. Securities Acquired (A) or Disposed of (D):

      (Instr. 3, 4 and 5)

      Amount       (A) or (D)               Price


5. Amount of Securities Beneficially Owned at End of Month:

      (Instr. 3 and 4)

         494,189

6. Ownership Form: Direct (D) or Indirect (I):

      (Instr. 4)

         D

7.   Nature of Indirect Beneficial Ownership:

      (Instr. 4)


Reminder:   Report on a  separate  line for each class of  securities
            beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, see Instruction
   4(b)(v).

           Table II - Derivative Securities Acquired, Disposed of, or
            Beneficially Owned (e.g., puts, calls, warrants, options,
                             convertible securities)

1.   Title of Derivative Security:

      (Instr. 3)

         Warrants issued December 20, 1993 ("IPO Warrants")

         Warrants issued October 2, 1998 ("Loan Warrants")

2. Conversion or Exercise Price of Derivative Security:

         IPO Warrants - $6.00 per share of Common Stock

         Loan Warrants - $1.50 per share of Common Stock

3.   Transaction Date:

      (Month/Day/Year)

         Loan Warrants - October 2, 1998

4.   Transaction Code:

      (Instr. 8)

      Code                 V

         Loan Warrants - P

5. Number of Derivative Securities Acquired (A) or Disposed of (D):

      (Instr. 3, 4 and 5)

     (A)

         Loan Warrants- 2,105,688

     (D)

6.    Date Exercisable and Expiration Date:

      (Month/Day/Year)

      Date Exercisable

         IPO Warrants - 12/20/1994

         Loan Warrants - 1/1/1999

      Expiration Date

         IPO Warrants - 12/20/1998

         Loan Warrants - 10/2/2003

7. Title and Amount of Underlying Securities:

       (Instr. 3 and 4)

      Title                Amount or Number of Shares

         IPO Warrants - Common Stock        115,000 shares

         Loan Warrants - Common Stock       2,105,688 shares

8.   Price of Derivative Security:

      (Instr. 5)

         Loan Warrants - $0.1331 (per share of underlying Common Stock)

9. Number of Derivative Securities Beneficially Owned at End of Month:

      (Instr. 4)

         IPO Warrants - 115,000

         Loan Warrants- 2,105,688

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I):

       (Instr. 4)

         IPO Warrants - D

         Loan Warrants - I

11.  Nature of Indirect Beneficial Ownership:

       (Instr. 4)

         Loan Warrants - as member of Gunther Partners, LLC

Explanation of Responses:

              The sole partners of Four Partners ("FP"), a New York general partnership, are Andrew H. Tisch 1991 Trust, for which Andrew H. Tisch is the managing trustee, Daniel R. Tisch 1991 Trust, for which Daniel
         R. Tisch is the managing trustee, James S. Tisch 1991 Trust, for which James S. Tisch is the managing trustee, and Thomas J. Tisch 1991 Trust, for which Thomas J. Tisch is the managing trustee. Thomas J. Tisch has been appointed the Manager of FP.

              FP is a member of Gunther Partners, LLC, a Delaware limited liability company ("GP"). In this Form 4, FP has reported its pro rata ownership of Loan Warrants as a member of GP. Thomas J. Tisch has been appointed the Manager of GP.

FOUR PARTNERS


/s/ Thomas J. Tisch
-------------------
** Signature of Reporting Person

Date: November 10, 1998

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of the Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.